ANGLOVAAL MINING

AVMIN

Anglovaal Mining Limited
56 Main Street, Johannesburg,
South Africa 2001
PO Box 62379, Marshalltown
South Africa 2107
Telephone (011) 634 9111
International telephone (+27 11) 634 9111
Facsimile (011) 634 0038
International Facsimile (+27 11) 634 0038
www.avmin.co.za

04 MAR 11 AM 7:21

04010499

AVMIN

82-4519

18 February 2004

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

SUPPL

Dear Sirs

12(g) 3 EXEMPTION : (~~82-44282~~)

Enclosed please find a copy of a "withdrawal of cautionary announcement" published in the press today (18 February 2004).

Yours faithfully
For and on behalf of
Anglovaal Mining Limited

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

~~Group~~ Company Secretary

3/11

ANGLOVAAL ● MINING

Anglovaal Mining Limited
(Incorporated in the Republic of South Africa)
(Registration number 1933/004580/06)
Share code: AIN ISIN: ZAE000017141
("Avmin")

African Rainbow Minerals & Exploration Investments (Proprietary) Limited
(Incorporated in the Republic of South Africa)
(Registration number 1997/020158/07)
("ARMI")

Harmony Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1950/038232/06)
Share code: HAR ISIN: ZAE000015228
("Harmony")

WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

Shareholders of Avmin and Harmony are referred to the detailed joint cautionary announcement dated 13 November 2003 regarding a range of indivisible transactions involving Avmin, Harmony and ARMI, as well as to the financial effects and further cautionary announcements dated 19 December 2003 and 30 January 2004, respectively.

Shareholders are advised that the requisite legal agreements have been finalised and that although the implementation of the transactions remain subject to the receipt of the requisite regulatory and shareholder approvals, shareholders of Avmin and Harmony are no longer required to exercise caution in their dealings in their securities with respect thereto.

Avmin shareholders are also referred to the trading update and cautionary announcement dated 27 November 2003 and are advised to continue to exercise caution in their share dealings until the release of the interim results for the half-year to 31 December 2003, on 11 March 2004.

A circular to Avmin shareholders setting out full details of the transaction and containing a notice of general meeting is being prepared and will be posted to shareholders in due course.

Johannesburg
17 February 2004

Financial adviser and sponsor to Avmin

Deutsche Securities
Member of the Deutsche Bank Group

Financial adviser and sponsor to Harmony and joint financial adviser to ARMI

JPMorgan

Joint financial adviser to ARMI

NEDBANK
CORPORATE

Attorneys to Avmin

DENEYS REITZ
ATTORNEYS

Attorneys to Harmony

CLIFFE DEKKER

Attorneys to ARMI

Bowman Gilfillan

INCE